Management’s discussion & analysis of operations & financial condition	Page 16

February 11, 2004

This management’s discussion & analysis of operations and financial condition is focused on long-term vision, strategy and growth opportunities, as well as discussion of historical performance for the three years ended December 31, 2003. Dollar amounts refer to U.S. dollars except where otherwise stated and this discussion should be read in conjunction with the consolidated financial statements and related notes on pages 58-86. Pages 21, 25, 31, 37, 43 and 47 do not form part of management’s discussion & analysis.

Capitalizing on our strategic strengths

Overview of 2003

Our operations performed very well in 2003. The 2003 net loss of $21-million is not directly comparable to the break-even results in 2002 or the net loss of $45-million in 2001. 2003 results include the impact of the $140-million after-tax asset impairment charge relating to our Kenai, Alaska, nitrogen facility recorded in the fourth quarter, and 2001 results include charges of $49-million resulting from the fiscal crisis in Argentina. Excluding the Alaskan nitrogen facility asset impairment, 2003 provided strong earnings of $119-million which far exceed the results of the past few years.

The main reason for our success in 2003 was the tightening of the global supply and demand balance for each of the three major nutrients, particularly in our wholesale nitrogen business. This resulted in substantial increases in both international and domestic nitrogen prices and is reflected in our wholesale margins for both North and South America. Our phosphate business also benefited from improved pricing and increased margins over 2002, at a time when many other North American producers were faced with declining margins. Our potash margins were slightly lower due to the strengthening Canadian dollar and increases in ocean freight rates. However, we achieved two price increases in the North America market in the second half of the year that gave a year-over-year increase of $3 per metric tonne for all North America potash sales.

Our North America Retail business, a stable segment of our business, recorded its seventh consecutive year of record earnings before interest expense and income taxes.

The conditions that led to our success in 2003 are still in place. The global grain stocks-to-use ratio is at a 25-year low, providing underlying support for crop prices that should lead to strong nutrient demand. In North America and elsewhere, nutrient inventories are low providing support for continued strength in prices.

The global industry

Three main factors support sustainable growth and long-term profitability in our industry:

■	World population is growing, and the ability to feed the population is limited by a declining arable land base on a per capita basis;

■	Crops consume nutrients contained in the soil and in order to maintain or increase crop yields, proper nutrient balance must be maintained through replacement practices;

■	Demand for nitrogen, phosphate and potash for use in the manufacture of a wide range of industrial products is growing.

As a leading producer of nitrogen, phosphate and potash, and a retail supplier of agricultural inputs and services, we believe our operations are well positioned for continued success and profitability.

Supply and demand

We operate in a global commodity industry and are affected by many global factors that alter the supply and demand balance for nutrients.

Understanding the impact of global supply and demand fundamentals is important to understanding our business potential and our results. Many of the key drivers for the grain market are also drivers of the nutrient market, as there is a positive correlation between crop prices and nutrient demand. This is because optimal nutrient application maximizes crop yields.

Global demand for grain is driven by world population growth and by improving diets in developing countries as disposable incomes increase. World grain inventory levels relative to consumption also influence nutrient demand. The supply of grain is limited by the availability of arable land for cultivation, as well as the soil and weather conditions for producing optimal crop yields.

In addition to the factors affecting global and regional grain markets, demand for nitrogen, phosphate and potash is also affected by increasing industrial demand in the manufacture of a wide range of synthetic-fibre plastics, resins, pharmaceuticals, soft drinks, detergents and other applications. Industrial use accounts for approximately 14 percent of global fertilizer consumption.

Factors that affect the supply of our products include the rate of construction for new production facilities, operating rates of existing facilities, government intervention, unexpected interruptions in the supply of raw materials and various other factors affecting the economics of production such as raw material input costs.

In the longer term, the growth in demand for grain and the need to increase crop yields are met by new seed varieties, increases in nutrient application rates and therefore increased nutrient production. However, it requires significant investment and years of lead time to bring new facilities on stream. This leads to short-term imbalances between supply and demand and creates the cyclical effect that characterizes most commodity industries.

Recent supply and demand trends

Agriculture
The relationship between grain inventories and consumption levels is a useful predictor of future global grain prices and nutrient demand. Commonly referred to as the grain stocks-to-use ratio, this ratio has declined to 25-year lows over the past four years.

In 2003, weather conditions in North America improved significantly over the previous two years. However, global grain consumption continued to exceed production due to poor crops in Eastern and Western Europe and drought conditions in Australia. These conditions have provided underlying support for crop prices.

	Average Crop Prices

				5-Year
	2003	2002	2001	Avg.

United States (U.S.$/bushel)

Corn No. 2 Yellow	2.33	2.19	1.97	2.11

Wheat SRW (a)	3.46	3.27	2.63	2.77

Soybeans No. 1 Yellow	6.30	5.07	4.53	5.08

Canada (C$/bushel)

Canola (b)	8.75	9.14	7.53	7.89

Wheat (c)	6.99	6.07	5.85	6.12

(a)	Soft red winter wheat.
(b)	Source: Winnipeg Commodity Exchange.
(c)	Source: Canadian Wheat Board, RJ O’Brien.

Crop year price data, eg. 2003 refers to 2002/03 crop year.

Nutrients

In developing regions, demand for nutrients has grown by an average of two percent per year over the last 10 years. Much of this increase has been from emerging regions such as South America where nutrient application rates are significantly lower than in North America.

Nitrogen production capacity additions are sporadic. North American capacity has declined in each of the past five years, and Western Europe capacity has declined in each of the past four years. This is because of the relatively high cost of natural gas, the primary raw material used in the manufacture of nitrogen fertilizers. The majority of recent nitrogen capacity additions and demand increases have been in the Middle East, Asia and Latin America where there are available supplies of low-cost natural gas. Overall, additions in nitrogen capacity have not kept pace with growth in demand, and this has led to a tightening in the balance of supply and demand.

In 2001, two new phosphate facilities were brought on stream in India and Australia. These additions, together with other capacity increases in China, initially created a supply surplus. Over the past two years, international markets have been adjusting to this increase in supply, although some surplus capacity still exists.

No new potash mines have been started up in more than a decade, but existing mines have significant growth potential and long-term reserves. Three international marketing associations supply approximately 70 percent of the world’s potash requirements. We market and export potash through our membership in Canpotex Limited, one of the largest potash marketing and distribution companies.

In 2003, nitrogen prices rose substantially. The main reasons for this were firm grain prices, increased global demand and reduced production from the United States (U.S.) and Venezuela. Demand from Latin American countries was particularly strong. Phosphate prices also responded to increased Latin American demand and increased ammonia and sulphur input costs. International potash prices were steady, but margins were negatively impacted by increased ocean freight rates and the stronger Canadian dollar. However, increased ocean freight rates helped raise domestic North and South American nitrogen prices by increasing the cost of imports.

Management’s discussion & analysis of operations & financial condition	Page 18

Capitalizing on our strategic strengths

Our Company

Our vision

Our vision is to be a top-tier global corporation providing diversified agricultural and industrial products and services in a manner that maximizes growth in shareholder value.

Our strategy

Our key focuses are on global growth, diversification and value. Our strategies for achieving our vision are to:

Continuously improve base business competitiveness by:
■	Focusing on customer needs and service;

■	Focusing on lowering costs and increasing margins;

■	Debottlenecking and rationalizing assets based on market conditions;

■	Employing best practices;

■	Generating timely, accurate information for decision making.

Maintain a disciplined investment strategy by:
■	Building and buying assets at the right time in the cycle;

■	Using appropriate financial vehicles to support investment;

■	Maintaining economic access to capital markets and an investment grade credit rating.

Grow to an industry leader position by:
■	Capturing synergies from size;

■	Diversifying geographically and by product mix;

■	Becoming the first choice for investors in the fertilizer sector, leading to a premium stock multiple.

Continue to build on our high performance culture by:
■	Using inspired leadership, results-orientation, ownership mindset, integrity and capacity for change to create a competitive advantage and deliver outstanding business results.

Our advantage

Key factors that distinguish us from our competitors include the following:

■	We are the only publicly traded North American company with operations in all areas of the fertilizer industry value chain. We are engaged in the production of many of the raw materials we consume, the manufacture and wholesale marketing of each of the three major nutrients and the supply of products and services to growers at the retail level;

■	Our strategic product mix closely mirrors global consumption patterns;

■	Our portfolio includes a blend of international nitrogen assets with low-cost natural gas supplies under long-term contracts and domestic nitrogen, phosphate and potash assets;

■	We have well established systems for distribution and storage of our products in North America. This enables us to access premium markets cost-effectively;

■	Excluding our Alaskan facility, over 80 percent of our North American nitrogen production is in Alberta, where natural gas prices have historically traded at a discount to the New York Mercantile Exchange (NYMEX), providing us with a production cost advantage over other North American producers;

■	Three of our nitrogen facilities are among the six most recently built in North America, helping to make us one of the lowest-cost North American producers in all three primary nutrients;

■	Our 50 percent owned nitrogen facility in Argentina is the largest single train urea and ammonia facility in the world. Low-cost natural gas is supplied to the facility under long-term, fixed base-price contracts.

These key factors provide balance between risk and reward as well as a sustainable source of cash flow. This allows us to take advantage of opportunities that may arise during lean times in the nutrient cycle and position ourselves to capitalize on periods of rising prices.

Our operations and markets

We manage and report our business through four primary operating segments and a fifth non-operating segment for corporate and inter-segment eliminations. Each operation is further segmented by major product or revenue stream. The four operating segments are: North America Wholesale, North America Retail, South America Wholesale and South America Retail. The primary operating segments act independently, serving customers in agricultural, industrial, international and specialty markets. During late 2003, we re-aligned management of our wholesale and retail businesses to allow South American operations to benefit from our success and expertise in North America. However, unique features of South America continue to make it appropriate for us to manage and report these segments separately.

Our key wholesale sales regions are in North America, South America, Northeast Asia and Western Mexico. Transportation and logistics are critical to success in these regions, and we have established a well-developed infrastructure consisting of owned, leased and third-party distribution capacity that we use to efficiently transport production from our 14 facilities to our customers.

Our retail business in the U.S. and Argentina provides agricultural outputs and services to growers. The geographic diversity of our U.S. farm centres helps reduce the risk associated with unfavourable regional economic or weather conditions. These farm centres also provide a stable base of earnings and cash flow.

Management’s discussion & analysis of operations & financial condition	Page 20

Capitalizing on our strategic strengths

Our products & services

Nitrogen

Nitrogen includes ammonia and various derivative products such as urea, ammonium nitrate and urea ammonium nitrate (UAN) solutions. These products comprise approximately 66 percent of our total production and 43 percent of our $2.5-billion net sales.

Our 11 nitrogen production facilities in Western Canada, the U.S. and Argentina have the capacity to produce approximately seven million tonnes of nitrogen products annually. We are one of the top two nitrogen producers in the world, with approximately three percent of the global nitrogen market. We sell approximately 74 percent of these products to agricultural customers and the remaining 26 percent for industrial applications.

Low-cost natural gas is critical to the profitability of nitrogen operations. At current North American prices, natural gas accounts for almost 90 percent of the cash cost of producing ammonia, the building block for all nitrogen products.

As previously mentioned, over 80 percent of our production capacity outside Alaska and Argentina is located in Alberta, where we have historically enjoyed a natural gas cost advantage over U.S. producers, and our facility in Argentina is supplied under long-term, low-cost natural gas contracts.

		2003 Production		2003 Sales

Production/
Market Area		Tonnes (000s)%		Tonnes (000s)%

Canada		2,570	50	1,638	30

United States	– Alaska	1,173	23	–	–

	– Lower 48	791	15	1,863	35

Argentina		617	12	348	6

Export markets		–	–	1,541	29

Urea shipping advantage
(shipping time in days – destination Korea)
Middle East
Black Sea
Kenai, Alaska
0 10 20 30 40 50 60
Source: Overseas Wiborg, Dataloy. Includes load and unload (approximately six days).
Urea shipping advantage
(shipping time in days – destination Brazil)
Middle East
Black Sea
Profertil, Argentina
0 10 20 30 40 50 60
Source: Overseas Wiborg, Dataloy. Includes load and unload (approximately six days).
Agrium's global nitrogen markets
From our international asset base, we produce and transport our nitrogen products around the world.
Nitrogen international sales (000s of tonnes)
2000
2001
2002
2003
0 500 1,000 1,500 2,000 2,500
Source: Agrium reports.
Nitrogen international margins (dollars per tonne)
2000
2001
2002
2003
0 20 40 60 80 100
Source: Agrium reports.

Management’s discussion & analysis of operations & financial condition	Page 22

Phosphate

Phosphate products comprise approximately 13 percent of our total production and 10 percent of our $2.5-billion net sales. We have the capacity to produce over one million tonnes of phosphate products each year from our two facilities in Alberta and Idaho.

Phosphate includes both solid products such as monoammonium phosphate (MAP) and ammonium phosphate sulphate (APS), as well as various liquid forms of phosphoric products. Unlike our nitrogen operations which service both domestic and international markets, our phosphate business is focused on regional customers in Western Canada and the U.S. Pacific Northwest. The average selling price in these markets is higher than the price in Florida where the majority of other North American producers are located.

The primary inputs for the production of phosphates are phosphate rock ore, sulphur and ammonia. Access to low-cost supplies of these raw materials is key to profitability. Our plant in Alberta is in the proximity of our nitrogen facility, which supplies the ammonia, and close to abundant supplies of sulphur.

Phosphate rock ore is supplied by rail from our mine in Ontario, which has an estimated remaining reserve life of over 15 years. Our plant in Idaho is located near our second mine, which has an estimated remaining reserve life of eight years, and is adjacent to other available reserves that could be used to extend the life of the facility.

	2003 Production		2003 Sales

Production/
Market Area	Tonnes (000s)%		Tonnes (000s)%

Canada	561	53	595	55

United States	498	47	495	45

Potash

Potash comprises approximately 21 percent of our total production and six percent of our $2.5-billion net sales. Our mine and mill in Saskatchewan currently has the capacity to produce 1.8 million tonnes of potash annually and has sufficient ore reserves to maintain current production levels for well over 50 years.

	2003 Production		2003 Sales

Production/
Market Area	Tonnes (000s)%		Tonnes (000s)%

Canada	1,665	100	150	9

United States	–	–	942	57

Export markets	–	–	570	34

Retail

Our retail businesses generate approximately 41 percent of our $2.5-billion net sales. North America Retail provides a source of steady growth in earnings and cash flow. In South America, our retail operations provide contact with end-users in Argentine domestic markets.

In North America, our retail business consists of 206 facilities in the U.S. marketing under the names of Western Farm Service (WFS) in the West and Crop Production Services (CPS) in the Midwest and Northeast. Retail provides us with valuable direct contact with end users of our products. We provide inputs and services to maximize the growers’ income. In 2003, 46 percent of our retail businesses’ revenues pertained to fertilizer, with similar revenues derived from agricultural chemicals and the balance contributed by seed and application services.

Our professional agronomists and crop advisors located at retail outlets design innovative solutions to grower challenges. Our precision application of crop nutrients and soil products uses specially designed software and global positioning satellite technology. Over 1,200 weather stations in the West use predictive software to optimize chemical applications and maximize irrigation effectiveness. The ideal balance between yields and input costs can be achieved through proper analysis and recommendations.

Our U.S. retail business is based on relationships and is labor intensive rather than capital intensive. We achieve a competitive advantage through dedicated and experienced employees who understand our customers’ needs. Key elements of the success of our retail operations are:

■	Geographic and product diversity;

■	Constant repositioning of capital from under-performing facilities to higher return opportunities;

■	Our superior team of people. We provide above-average compensation for above-average performance;

■	Size provides opportunities to test innovative ideas without risking the future viability of the Company.

Our retail business in Argentina is known as Agroservicios Pampeanos S.A. (ASP). It consists of 18 farm centres that are similar to those in the U.S. Midwest. The primary purpose of this retail operation has been to promote sound crop fertility programs and convert the market to higher quality granular products that can be bulk blended with other nutrients. This allows for economic increases in application rates. This strategy meshes well with our South America Wholesale operation by increasing nitrogen application in the higher-margin domestic market.

In Argentina, one of the most stable sectors of the economy is agriculture. Strong crop prices, a relatively stable peso and near-term political stability have improved the Argentine agricultural economy in 2003. Crops and inputs are sold on an equivalent U.S. dollar basis at prices that are determined by international markets, but most other operating expenses are incurred in Argentine pesos. These peso denominated operating expenses have decreased significantly in U.S. dollar terms with the devaluation of the peso in January 2002.

Management’s discussion & analysis of operations & financial condition	Page 24

Capitalizing on our strategic strengths

Our performance & outlook

Understanding our performance

Application of critical accounting policies and estimates
Our financial statements are prepared in accordance with Generally Accepted Accounting Principles (GAAP) in Canada. Note 23 to the financial statements provides a reconciliation between Canadian GAAP and U.S. GAAP and notes 1 and 2 include a complete summary of all of our accounting policies implemented in 2003 or prior years.

Application of the following accounting policies requires us to make estimates of future events that may have a material effect on current or future financial results. These estimates require experience and judgment and are subject to inherent risk of inaccuracy, particularly where they relate to events that are expected to take place in the future.

Revenue recognition
We recognize revenues from our operations when the product or service is delivered to the customer and the risks and rewards of ownership are transferred to the customer. Transportation costs, where applicable, are recovered from the customer through product or service pricing. In certain cases, application of this policy may require estimates to be made of a component of the revenue recognized, discounts and allowances, the cost of the product or service delivered and the creditworthiness of the customer. We make these estimates based on the most recent information available and historical trends, but they may be affected by subsequent changes in market conditions.

Capital assets
Capital assets are recorded at cost and include the cost of replacements and betterments. Cost is defined as expenditures incurred up to the commencement of commercial production, and includes internal and external costs of personnel, material and services as well as interest capitalized during construction.

IMPAIRMENT
The fair value of our capital assets is based on their capacity to generate future cash flows. Cash flows can be affected by a number of factors such as new technology, market conditions for our products, availability of raw material inputs and estimated service lives of the assets. We review the carrying value of our capital assets on a regular basis. If impairment has occurred, an impairment charge is recognized immediately.

DEPRECIATION

Capital assets are depreciated based on the estimated service lives of the respective assets, ranging from three to 25 years.

Initial service life estimates are based on experience and current technology. However, these estimates may be extended through proper maintenance and sustaining capital programs. Factors affecting the fair value of our assets and the useful lives of our assets are constantly changing. We therefore periodically review the estimated remaining lives of our facilities and adjust our depreciation rates prospectively where appropriate.

Environmental and asset retirement obligations

Our operations are subject to a variety of federal, provincial, state and local laws and regulations, some of which relate to the remediation of existing environmental conditions while others require that certain work be carried out at the time of plant closure, or when the specific asset is retired. Asset retirement obligations are often stipulated in our facility operating licenses and permits, although they may also arise from contractual obligations and other legal requirements then in effect. For facilities with these stipulations, asset retirement obligations typically involve the removal of the asset, remediation of any contamination resulting from the use of that asset and reclamation of the land. Asset retirement obligations are further described in notes 1 and 14 to the financial statements and under adoption of new accounting policies on page 26.

## Shareholders' equity
(millions of dollars)

1999
2000
2001
2002
2003
0 200 400 600 800 1,000
Source: Agrium reports.

## Market capitalization
(millions of dollars)

1999
2000
2001
2002
2003
0 500 1,000 1,500 2,000 2,500
Source: Agrium reports.

# Financial stability

## BBB
Standard & Poor's credit rating

## Baa2
Moody's credit rating

Through financial discipline, we maintained our investment grade credit rating in the downcycle.

## Debt-to-debt-plus-equity
(percent)

1999
2000
2001
2002
2003
0 10 20 30 40 50 60
Source: Agrium reports.

## EBITDA interest coverage
(multiple)

1999
2000
2001
2002
2003
0 1 2 3 4 5 6 7 8
Source: Agrium reports.

Management’s discussion & analysis of operations & financial condition	Page 26

Other environmental liabilities relate to obligations to remediate existing conditions that may have been caused by ongoing or discontinued operations. Where these obligations are reasonably estimable, they are expensed net of anticipated recoveries by discounting expected future cash outlays.

Estimating the cost of asset retirement and other environmental liabilities requires extensive judgement about the nature and timing of the work to be carried out, and these estimates are subject to considerable uncertainty. Changes in the applicable laws and regulations as well as ongoing developments in the policies and expectations of the regulatory agencies, latent or evolving site conditions, and changes in the timing of expenditures may all have a significant impact on the accuracy of the financial estimates. We monitor these factors in determining the amount of our estimates and make adjustments to our estimates using the best available data.

Potential future costs which could be material, but which are not reasonably estimable due to uncertainty of outcome, timing and the nature of work to be performed, are considered contingencies, and no liability is recorded until the amount becomes likely or estimable.

At December 31, 2003, our environmental provisions totalled $87-million (2002 – $79-million) and our asset retirement obligations totalled $43-million (2002 – $35-million).

Foreign currency translation – Argentina

Prior to October 1, 2003, the operations of our Argentine retail subsidiary, ASP, were considered self-sustaining and were translated into U.S. dollars using the current rate method. Under this method, assets and liabilities were translated into U.S. dollars at period-end rates and the translation gain or loss was reflected in cumulative translation adjustment in shareholders’ equity. This was primarily due to the legislated requirement to conduct business in pesos and the restrictions on foreign currency conversion and repatriation that followed the fiscal crisis in Argentina in late 2001.

On October 1, 2003, we changed the translation method for ASP to the temporal method to reflect the changing circumstances under which it now conducts business. Under this method, monetary assets and liabilities are translated at period-end rates and the translation gain or loss is reflected in the income statement. Non-monetary assets and liabilities are converted at historical rates. We consider this change appropriate because of the relaxation of the legal requirement to transact business in pesos, and the gradual orientation of the agricultural sector to the U.S. dollar because of its export focus. The transition to the new policy is reflected prospectively in our financial statements from October 1, 2003.

Adoption of new accounting policies

Stock-based compensation
In the fourth quarter of 2003, we commenced expensing stock-based compensation by an early adoption of Canadian GAAP standards that become mandatory for years commencing after December 31, 2003. This information was previously disclosed on a pro-forma basis. Under the Canadian standard, all stock option compensation for grants issued during the year must be expensed in the financial statements using the fair value method. We have used the Black-Scholes model for the computation of fair value.

For grants issued in prior years, we continue to disclose the pro-forma effect on earnings.

Asset retirement obligations

In the fourth quarter of 2003, we early-adopted the new Canadian GAAP standard for asset retirement obligations in order to harmonize our reporting with U.S. GAAP standards that became effective January 1, 2003. Under this standard, we recognize asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be determined. Key elements of this standard, which becomes mandatory under Canadian GAAP for year-ends commencing on or after January 1, 2004, are as follows:

■	The fair value of anticipated asset retirement obligations are capitalized as part of the carrying amount of the asset and the asset is depreciated over its estimated useful life;

■	The corresponding net present value of the liability is recognized immediately and accreted by a charge to earnings over the estimated time period until settlement of the obligation.

Previously, the undiscounted estimate of anticipated costs of site restoration was accrued over the period up to the date the obligation was expected to settle. The effect of this change is disclosed in note 2 to the financial statements.

Non-GAAP disclosure

In the discussion of our performance for 2003 that follows, in addition to the primary measures of earnings and earnings per share, we make reference to EBIT (earnings before interest expense and income taxes) and EBITDA (earnings before interest expense, income taxes, depreciation and amortization). We consider EBIT and EBITDA to be useful measures of performance because income tax jurisdictions and business segments are not synonymous, and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business segments on a basis that is meaningful for comparison with other companies. EBIT and EBITDA measures are also used extensively in the covenants relating to our financing arrangements.

EBIT and EBITDA are not recognized measures under GAAP, and our method of calculation may not be comparable to other companies. EBIT should therefore not be used as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of our performance. Similarly, EBITDA should not be used an alternative to cash provided by (used in) operating activities as determined in accordance with GAAP. For a reconciliation of EBIT and EBITDA to net earnings (loss), refer to the table on page 28.

We also make reference to earnings excluding the after-tax asset impairment charge and EBIT excluding the asset impairment charge. These measures are not recognized measures under GAAP. Earnings excluding the after-tax asset impairment charge is determined by adding to net earnings the after-tax impairment charge. EBIT excluding the asset impairment charge is determined by adding the pre-tax asset impairment charge to earnings before interest expense and income taxes. We consider the exclusion of the asset impairment charge from these measures to be useful as the asset impairment charge does not directly relate to operations for 2003.

Sensitivity of earnings to changes in key variables

The following table illustrates the effect of changes in key variables on net earnings, based on levels of activity in 2003. These levels of activity may differ in 2004 and future years, and the impact of one factor may compound or offset others. These sensitivities should not, therefore, be used to forecast future results.

		Impact of Change on:

	Amount of Change	Net Earnings	Earnings per Share (a)
Key Variable	Over a Full Year	(millions of U.S. dollars)	(U.S. dollars per share)

North America

Wholesale selling prices

Ammonia	U.S.$10/tonne	10	0.08

Urea	U.S.$10/tonne	14	0.11

Phosphate (b)	U.S.$10/tonne	5	0.04

Potash	U.S.$10/tonne	10	0.08

Natural gas cost (c)	U.S.$0.10/MMBtu	6	0.05

Exchange rate from C$ to U.S.$ (d)	C$0.01	3	0.02

South America

Wholesale selling prices

Urea	U.S.$10/tonne	3	0.02

Exchange rate from

Argentine pesos to U.S.$ (e)	0.3 pesos	1	0.01

(a)	Based on 127 million shares outstanding at December 31, 2003.
(b)	MAP equivalent.
(c)	Based on natural gas requirements not under fixed price contract at January 1, 2004, excluding natural gas hedging impact.
(d)	Excludes Canadian dollar hedging.
(e)	Excludes Value Added Taxes (VAT) receivable impact.

Seasonality

Our business is seasonal in nature. Agricultural sales are concentrated in the spring and fall planting seasons and generally result in strong earnings for the second and fourth quarters and weaker results in the first and third quarters. Inventories are accumulated throughout the year, and working capital requirements tend to peak in April and October immediately prior to the peak application seasons. Non-cash working capital is typically lowest in July and December after the planting seasons in North America and after harvest in South America. North and South America have opposite spring and fall seasons.

The timing of the start of the spring and fall application seasons is entirely driven by the weather. As the start of the seasons is unpredictable, sales may often shift between quarters and make year-over-year comparisons by quarter difficult or even misleading. We therefore consider the most meaningful historical comparisons to be on a semi-annual calendar year basis.

We market a diverse line of products to a wide variety of industrial customers that comprise approximately 20 percent of our North America Wholesale sales. These markets provide consistent, year-round revenue, and in part serve to offset the seasonal and cyclical nature of the agricultural market.

Management’s discussion & analysis of operations & financial condition	Page 28

Performance highlights

The table below illustrates the impact of the seasonal considerations discussed previously on selected highlights of our financial performance over the three years ended December 31, 2003, and provides a reconciliation of EBITDA and EBIT to net earnings (loss).

2003

	First	Second	First	Third	Fourth	Second	2003
(millions of dollars, except per share amounts)	Quarter	Quarter	Half	Quarter	Quarter	Half	Full Year

Net sales	372	929	1,301	561	637	1,198	2,499

EBITDA (a)	37	165	202	88	106	194	396

Less: depreciation and amortization	32	35	67	34	39	73	140

Less: asset impairment	–	–	–	–	235	235	235

EBIT (b)	5	130	135	54	(168)	(114)	21

Less: interest expense and income taxes	11	61	72	29	(59)	(30)	42

Net earnings (loss)	(6)	69	63	25	(109)	(84)	(21)

per share – basic	(0.07)	0.53	0.46	0.18	(0.89)	(0.71)	(0.25)

– diluted	(0.07)	0.47	0.43	0.17	(0.89)	(0.71)	(0.25)

Cash provided by operating activities	37	36	73	47	69	116	189

Non-cash working capital	134	203	203	210	217	217	217

2002

	First	Second	First	Third	Fourth	Second	2002
(millions of dollars, except per share amounts)	Quarter	Quarter	Half	Quarter	Quarter	Half	Full Year

Net sales	318	792	1,110	466	507	973	2,083

EBITDA (a)	(2)	87	85	61	66	127	212

Less: depreciation and amortization	34	32	66	42	40	82	148

EBIT (b)	(36)	55	19	19	26	45	64

Less: interest expense and income taxes	–	32	32	18	14	32	64

Net earnings (loss)	(36)	23	(13)	1	12	13	–

per share – basic	(0.33)	0.16	(0.16)	(0.01)	0.07	0.07	(0.08)

– diluted	(0.33)	0.15	(0.16)	(0.01)	0.07	0.06	(0.08)

Cash provided by operating activities	2	75	77	28	119	147	224

Non-cash working capital	278	54	254	300	210	210	210

2001

	First	Second	First	Third	Fourth	Second	2001
(millions of dollars, except per share amounts)	Quarter	Quarter	Half	Quarter	Quarter	Half	Full Year

Net sales	381	803	1,184	410	469	879	2,063

EBITDA (a)	61	122	183	28	(39)	(11)	172

Less: depreciation and amortization	32	31	63	43	35	78	141

EBIT (b)	29	91	120	(15)	(74)	(89)	31

Less: interest expense and income taxes	22	46	68	2	6	8	76

Net earnings (loss)	7	45	52	(17)	(80)	(97)	(45)

per share – basic	0.04	0.37	0.41	(0.17)	(0.72)	(0.90)	(0.49)

– diluted	0.03	0.33	0.36	(0.17)	(0.72)	(0.90)	(0.49)

Cash provided by (used in) operating activities	(112)	108	(4)	(12)	103	91	87

Non-cash working capital	449	404	404	429	283	283	283

(a)	Earnings before interest expense, income taxes, depreciation, amortization and asset impairment.
(b)	Earnings before interest expense and income taxes.

Summary of year-over-year changes

The following table summarizes the main changes in net earnings (loss) and cash provided by operating activities from the prior year for 2003, 2002 and 2001:

(millions of dollars)	2003	2002	2001

Changes in net earnings (loss)

Net earnings (loss) – previous year	–	(45)	82

Year-over-year change due to

North America Wholesale EBIT (a)

Nitrogen: pricing and volumes	261	(127)	117

manufacturing costs	(96)	40	(140)

Phosphate	7	31	(13)

Potash	(6)	9	(12)

Depreciation and amortization	3	(6)	(25)

Asset impairment	(235)	–	–

Facility costs	(2)	7	(15)

Selling, general and administrative costs	(11)	9	(3)

Other	(10)	13	(11)

North America Retail EBIT (a)	12	1	4

South America Wholesale EBIT (a)	73	7	(14)

South America Retail EBIT (a)	(38)	42	(5)

Other EBIT (a)	(11)	(11)	5

Interest expense	5	6	(37)

Foreign exchange and Argentine charges	10	18	(20)

Tax expense	17	6	42

Net earnings (loss) – current year	(21)	–	(45)

Changes in cash provided by operating activities

Cash provided by operating activities – previous year	224	87	256

Year-over-year change due to

Net earnings (loss)	(21)	45	(127)

Non-cash items	145	44	(7)

Non-cash working capital	(159)	48	(35)

Cash provided by operating activities – current year	189	224	87

(a)	EBIT before foreign exchange and Argentine charges.

Management’s discussion & analysis of operations & financial condition	Page 30

Capitalizing on our strategic strengths

Our financial performance

Overview of consolidated financial highlights

Net earnings
We experienced a net loss in 2003 of $21-million ($0.25 loss per diluted share). Excluding the Alaskan nitrogen facility asset impairment charge of $140-million after-tax, earnings for 2003 were $119-million or $0.82 diluted earnings per share. This compared to earnings of $-nil in 2002 ($0.08 diluted loss per share) and a net loss of $45-million in 2001 ($0.49 diluted loss per share).

2003 was the beginning of a turnaround for our Company. Excluding the Alaskan nitrogen facility asset impairment, it was our best year since 1998 and an indication of the long awaited upturn in the nitrogen cycle.

Consolidated EBIT was $21-million for 2003, compared to $64-million in 2002 and $31-million in 2001. 2003 EBIT was reduced by $235-million relating to the asset impairment of our Alaskan nitrogen facility. Excluding this charge, 2003 consolidated EBIT was $256-million. Fuelled by substantially higher grain prices in the spring season, demand for nitrogen was particularly strong and was reflected in both international and domestic margins. This improved the results of our wholesale businesses in both North and South America considerably over the prior years.

Our North America Retail business reported strong EBIT. Profitability was driven by higher nitrogen selling prices and improved chemical volumes.

Further detailed discussion of segmented operating results is provided on pages 36 to 44.

Interest expense of $63-million for 2003 was lower than the $68-million in 2002 due to the impact of debt repayments. Both 2003 and 2002 were lower than the $74-million in 2001, due to the 2001 equity issue and the cash conservation measures taken in 2002 and 2003, both of which enabled us to virtually eliminate our short-term bank indebtedness.

Earnings excluding the after-tax asset impairment charge and EBIT excluding the asset impairment charge are not recognized measures under GAAP. Earnings excluding the after-tax asset impairment charge is determined by adding to net earnings the after-tax impairment charge. EBIT excluding the asset impairment charge is determined by adding the pre-tax asset impairment charge to earnings before interest expense and income taxes. We consider the exclusion of the asset impairment charge from these measures to be useful as the asset impairment charge does not directly relate to operations for 2003.

Cash provided by operating activities
Cash provided by operating activities was $189-million for 2003, compared to $224-million for 2002 and $87-million for 2001. 2003 decreased over 2002 due to an increase in working capital resulting from higher accounts receivable, inventories and prepaids, partially offset by higher accounts payable and an increase in the current portion of long-term debt. As a result of our favorable cash position, we did not use our accounts receivable asset securitization program at year-end 2003, compared to the $114-million in cash generated by this program at year-end 2002. Increased inventories and prepaids are a result of our North America Retail business unit pre-buying nitrogen with the expectation that fertilizer prices will increase in 2004. The improvement in cash provided by operating activities in 2003 and 2002 over 2001 is mainly attributable to increased earnings.

Cash provided by operating activities

(millions of dollars)

1999
2000
2001
2002
2003
0 50 100 150 200 250 300

Source: Agrium reports.

Capital expenditures

(millions of dollars)

1999
2000
2001
2002
2003
0 50 100 150 200 250 300

Source: Agrium reports.

Investment value

3.5:1
Price to book

7:1
Enterprise value to EBITDA

11:1
Price to cash flow

Agrium offers value to investors as a growth company.

EBITDA

(millions of dollars)

1999
2000
2001
2002
2003
0 100 200 300 400 500

Source: Agrium reports.

Return on average invested capital

(percent)

1999
2000
2001
2002
2003
0 1 2 3 4 5 6 7 8

Source: Agrium reports.

Management’s discussion & analysis of operations & financial condition	Page 32

Capital expenditures
Capital expenditures for the three years ended December 31, 2003, were as follows:

(millions of dollars)	2003	2002	2001

Sustaining capital	97	51	91

Investment capital	2	1	74

	99	52	164

Our capital expenditure programs typically comprise both sustaining and investment capital. Sustaining capital is necessary for the continued safe and efficient operation of our facilities and extends their useful lives. Investment capital includes new opportunities and significant expansion of existing operations. In 2002 and 2003, our capital expenditures were substantially all sustaining capital in order to conserve cash. A normal level of sustaining capital for our operations is approximately $80-million per year, but this fluctuates year to year depending on foreign exchange rates, maintenance requirements and scheduling of periodic turnarounds at our major facilities. Capital expenditures also include an Earn-out for the contingent acquisition price of our Alaskan nitrogen facility that is further discussed on page 40.

In 2003, sustaining capital expenditures of $97-million were higher than 2002, largely due to the deferral of non-mandatory sustaining capital from 2002 into 2003.

In both 2003 and 2002, we investigated numerous plant capital expansion and debottlenecking projects. However, concentration on improving our balance sheet through overall debt reduction resulted in a decision not to proceed with the majority of these projects. Capital investment for 2003 and 2002 was significantly lower than 2001 because of the completion of major investment projects in 2001. These projects included our Argentine nitrogen facility, our Ontario phosphate mine and our Idaho phosphate operation.

Financial position
Our ongoing objective to strengthen our financial position and reduce our debt started in 2002 with the issue of $106-million of common shares and effective management of working capital and capital expenditures. In 2003 we continued these efforts, constraining capital expenditures and continuing initiatives to drive down operating costs.

Our efforts have been successful, despite some increase in working capital mainly due to not utilizing our accounts receivable securitization program. This factor has been more than offset by improvements in cash provided by operating activities before changes in working capital.

Significant financing transactions in 2003 included the following:

■	In December 2003, we announced that we would redeem our $50-million, six percent convertible redeemable preferred securities. These preferred securities subsequently were converted into common shares at a conversion price of $11.9677, resulting in the issuance of an additional 4.18 million common shares in January 2004;

■	On December 29, 2003, we made the first scheduled annual repayment of $15-million on our $75-million, 6.86 percent senior notes.

Our debt-to-debt-plus-equity ratio decreased from 57 percent in 2001 and 50 percent in 2002 to 47 percent at December 31, 2003. Including the outstanding preferred securities as debt in accordance with U.S. GAAP, these ratios were 70 percent, 64 percent and 62 percent respectively prior to the redemption of the securities referred to above. After pro-forma reflecting the redemption in accordance with U.S. GAAP, the ratios were 67 percent, 61 percent and 58 percent respectively.

Aggregate contractual obligations

At December 31, 2003, our aggregate contractual obligations were as follows:

	Payment Due by Period

	Less Than	1-3	4-5	After
(millions of dollars)	1 Year	Years	Years	5 Years	Total

Long-term debt (a)	121	154	74	386	735

Operating leases (b)	41	57	23	14	135

Purchase obligations (c)(d)(e)	568	254	110	175	1,107

Total	730	465	207	575	1,977

(a)	Failure to maintain certain financial ratios and other covenants may trigger early repayment provisions (see financial covenants on page 35).
(b)	Includes short-term leases for railcars and distribution facilities in North America Wholesale, vehicles and application equipment in North America Retail and other computer equipment leases.
(c)	Includes minimum commitments for North American natural gas based on prevailing NYMEX forward prices at December 31, 2003. We commit to purchase a large percentage of our production volume requirements for the next year at floating prices, and actual prices paid may differ.
(d)	Liquid markets exist for the possible resale of North America Wholesale natural gas, sulphuric acid and power purchased under the majority of these commitments, but gains or losses could be incurred on resale.
(e)	Includes our 50 percent share of Profertil annual gas purchase commitments totalling $265-million.

Management’s discussion & analysis of operations & financial condition	Page 34

Liquidity

The strong level of cash provided by operating activities in 2003 and our actions during 2002 to conserve cash resources have greatly improved our liquidity. We expect that future cash provided by operating activities, our current cash balance and other liquid resources will be sufficient to meet our cash requirements in 2004. In addition to scheduled debt repayments and contractual obligations summarized above, these requirements include:

■	Interest payments;

■	Taxes;

■	Peak seasonal working capital requirements;

■	Capital expenditures;

■	Preferred securities charges and declared common share dividends;

■	General operations.

At December 31, 2003, liquid resources consisted of:

■	Cash and short-term investments of $200-million, including $62-million relating to Argentina of which $10-million is denominated in pesos;

■	Unused short-term bank credit facilities of $266-million in North America and $22-million in Argentina;

■	A $125-million non-recourse facility for the sale of eligible North America Wholesale and North America Retail accounts receivable, as discussed below. At December 31, 2003, $125-million of this facility was unused (2002 – $11-million);

■	Other non-cash working capital of $217-million.

Our revolving credit facilities in North America expire in May and December 2004 and we expect to re-negotiate or replace these facilities with similar arrangements prior to expiry.

Off-balance sheet arrangements
Certain of our U.S. subsidiaries may sell up to $125-million of eligible accounts receivable to a financial institution on a non-recourse basis. Fees and expenses paid to the financial institution are based on the accounts receivable sold and prevailing commercial paper rates. The agreement expires in December 2007 and may be terminated earlier by either party.

This facility provides us with the flexibility to immediately realize cash for the sale of receivables up to the amount of the program.

Accounts receivable sold and fees and expenses paid under this program are summarized in note 6 to the financial statements.

Financial covenants
Our credit facilities, debentures and senior notes require us to maintain certain financial ratios and other covenants customary for these types of agreements. Failure to comply with these requirements may require accelerated repayment of these obligations.

Within our bank credit facilities, the principal financial covenants include a requirement to maintain a debt-to-EBITDA ratio below a maximum level, a requirement to maintain a minimum EBITDA-to-interest expense ratio and a requirement to maintain a minimum level of shareholders’ equity. These calculations are subject to certain exclusions, and the requirements must be met on a quarterly basis calculated for the trailing 12-month period.

The principal financial covenants within our senior note agreements include financial covenants providing for a maximum level of total debt and senior debt-to-debt-plus-equity. The agreements require us to maintain a minimum level of shareholders’ equity. These calculations are also subject to certain exclusions and the requirements must be met on a quarterly basis.

At December 31, 2003, we were in compliance with all of our financial and other covenants, and we believe we have sufficient additional room within the calculations to remain compliant for 2004 and the foreseeable future. In the first quarter of 2004, we retired our $75-million seven percent debentures due February 1, 2004. This debt retirement was funded with cash on hand and was a continuation of our debt reduction strategy and the strengthening of our financial ratios.

Debt ratings
As at December 31, 2003, our debt instruments and preferred securities were rated by the principal bond rating services as follows:

Senior
	Unsecured Notes	Preferred
	and Debentures	Securities

Moody’s Investors Services	Baa2	Baa3

Dominion Bond Rating Service	BBB	Pfd – 3Y

Standard and Poor’s	BBB	BB+

Outstanding share and preferred security data
The number and outstanding principal amount of outstanding shares and preferred securities as at January 31, 2004, are as follows:

	Number	Amount
	(millions)	(millions of dollars)

Common shares	131	542

Eight percent non-convertible preferred securities (a)	7	172

(a)	We have the right to issue common shares and use the proceeds to redeem these securities.

Management’s discussion & analysis of operations & financial condition	Page 36

Capitalizing on our strategic strengths
Business segment performance

North America Wholesale operations

Performance objectives
The primary goals for our North America Wholesale (NAW) operations for 2003 were:

■	To continuously improve the operation of all our facilities to increase efficiency and drive down unit costs;

■	To improve our competitive position for our existing plants in Western Canada and Alaska where we have access to lower cost natural gas and sulphur than our North American competitors;

■	To increase profitability by operating certain nitrogen plants only when warranted by market conditions.

Our main strategies for achieving these objectives were:

■	Ongoing optimization of operating costs, capital expenditures and working capital;

■	Adoption of best asset and material management practices to improve operational reliability and help reduce costs;

■	Growing our industrial sales base to help offset the seasonality of our agricultural business;

■	Management of the risk of volatile natural gas prices negatively impacting margins in North America through a limited hedging program using derivative instruments;

■	Optimization of our extensive storage and distribution infrastructure in the most cost-effective manner to ensure our products are in the right place at the right time for our customers;

■	Sourcing product from our North American production base or from offshore suppliers, depending on market conditions.

Achievements
As 2003 unfolded, the anticipated tightening in the supply and demand balance for nitrogen was more pronounced than expected. With grain stocks at historical lows, grain prices remained firm, and with more normal weather conditions, demand for nutrients in our key market areas increased. Higher global nitrogen prices were reflected in our margins. EBIT before the pre-tax impairment charge for wholesale operations in North America for 2003 was $186-million compared to EBIT of $40-million in 2002 and EBIT of $64-million in 2001.

A critical component to our success as a commodity company is effective control of fixed costs. North America Wholesale fixed costs are comprised of labor, benefits, maintenance, supplies, insurance, property taxes and other miscellaneous items. In 2003 we successfully kept fixed costs, on a local currency basis, at levels equivalent to 2002. Strengthening of the Canadian dollar in 2003 resulted in these costs increasing on a U.S. dollar basis.

Agrium-owned wholesale storage
Dry
Anhydrous ammonia
Specialty
Solutions
Magellan pipeline

North American storage and distribution

Moving products from production facilities to our customers is critical to our success.

Total wholesale storage

(000s of tonnes)

572
391
1,485

Leased warehouses Terminals
Plants

Source: Agrium reports.

Agrium-owned wholesale storage

(000s of tonnes)

275
1,098
590

Dry Ammonia
Specialty (includes solutions)

Source: Agrium reports.

Modes of distribution

(percent breakdown)

15%
2%
35%
48%

Truck Rail
Water Pipeline

Source: Agrium reports.

Agrium-leased railcar fleet

(number of railcars)

283
34
338
1,425
753

Covered hopper cars
Ammonia pressure tank cars
Phosphoric acid tank cars
Fertilizer solution tank cars
Molten sulphur tank cars

Source: Agrium reports.

Management’s discussion & analysis of operations & financial condition	Page 38

NITROGEN
Gross profit from wholesale nitrogen was $228-million compared to $63-million in 2002 and $150-million in 2001. The increase over 2002 and 2001 can be summarized as follows:

		2003 vs 2002	2002 vs 2001
(millions of dollars)		Variance	Variance

Sales revenue	– volumes	(53)	72

	– price	314	(137)

Cost of product	– volumes	47	(62)

	– price	(143)	40

Total variance in gross profit		165	(87)

■	Increased nitrogen margin per tonne was the key reason for our increased profitability in 2003. Nitrogen margin per tonne on average was 300 percent higher than 2002 and 50 percent higher than 2001. Driven by strong demand internationally and in our market areas, increased prices more than offset the impact of higher production costs and lower volumes;

■	Wholesale sales volumes for 2003 were approximately 403,000 tonnes lower than 2002, due partly to lower production from our Alaskan nitrogen facility as a result of gas delivery shortages under our long-term contract with Union Oil Company of California (Unocal). Production from some of our other facilities was also subject to temporary cut-backs in times of peak gas prices where incremental volumes could not be shipped to our marginal markets profitably. However, on average, our facilities operated at 83 percent of capacity for the year compared to the industry average of 76 percent;

■	Unit cost of product sold for 2003 increased over 2002 due to higher gas costs and absorption of fixed costs over a lower production base. Nitrogen production costs at our Alberta facilities are incurred in Canadian dollars and were adversely affected by the strength of the Canadian dollar. In 2003, cost increases of approximately $4 per tonne were attributable to strengthening of the Canadian dollar. Our nitrogen unit cost of product was marginally lower in 2002 than in 2001 due mainly to lower natural gas costs.

The following table summarizes North America Wholesale’s average cost of natural gas consumption for the three years ended 2003.

(dollars per MMBtu)	2003	2002	2001

Average – unhedged	3.79	2.31	3.20

Hedging impact	(0.09)	0.32	(0.52)

Overall weighted average
– North America	3.70	2.63	2.68

NYMEX	5.44	3.25	4.38

The spread between our weighted average North American gas cost is due to the AECO/NYMEX basis differential and low-cost gas at our Kenai, Alaska, nitrogen facility. Our hedging program for 2003 was significantly reduced from prior years, as strong demand for nitrogen products created a situation where increased gas costs resulted in higher North American nitrogen selling prices.

PHOSPHATE

Gross profit from phosphate was $44-million compared to $37-million in 2002 and $6-million in 2001. The increase over 2002 and 2001 can be summarized as follows:

		2003 vs 2002	2002 vs 2001
(millions of dollars)		Variance	Variance

Sales revenue	– volumes	(8)	53

	– price	30	6

Cost of product	– volumes	7	(51)

	– price	(22)	23

Total variance in gross profit		7	31

■	Phosphate margin per tonne for 2003 was 21 percent higher than 2002 and almost five times higher than 2001. In 2003, phosphate selling prices continued the improvement that began in 2002 in response to increased global demand in Latin America and the impact of increased global ammonia and sulphur costs. Although we are a regional producer in North America, our markets are indirectly affected by international pricing;

■	Unlike many other producers who faced significant increases in sulphur product and shipping costs, the proximity of our operations to significant low-cost sulphur supplies mitigated cost increases. As a result, we were able to increase our margins while most other North American producers were faced with lower margins;

■	Phosphate sales volumes declined slightly from 2002 due to reduced production at our Alberta facility. Volumes in 2002 were higher than 2001 because of increased product availability attributable to improved phosphate rock supply from our Ontario mine and improved production levels at our Idaho facility;

■	With production costs at our Alberta facility denominated in Canadian dollars, 2003 costs increased overall by approximately $17 per tonne primarily as a result of the strengthening Canadian dollar.

POTASH

Gross profit from potash was $61-million compared to $67-million in 2002 and $58-million in 2001. The variance over 2002 and 2001 can be summarized as follows:

		2003 vs 2002	2002 vs 2001
(millions of dollars)		Variance	Variance

Sales revenue	– volumes	6	25

	– price	(4)	(4)

Cost of product	– volumes	(4)	(14)

	– price	(4)	2

Total variance in gross profit		(6)	9

■	Potash margin per tonne for 2003 was 12 percent lower than 2002 and 14 percent lower than 2001. The decline was due largely to increases in international ocean freight rates and the stronger Canadian dollar, although later in the year, some price increases occurred to partially offset this;

■	potash sales volumes were four percent higher than 2002. Volumes in 2002 had increased by 18 percent over 2001, due to higher sales to North American customers and higher export volumes;

■	Our potash facility, like other Canadian facilities, incurs costs primarily in Canadian dollars. In 2003, cost increases of approximately $4 per tonne were attributable to the strengthening of the Canadian dollar.

Management’s discussion & analysis of operations & financial condition	Page 40

DEPRECIATION AND AMORTIZATION

North America Wholesale depreciation and amortization charges for 2003 were $99-million, compared to $102-million in 2002 and $96-million in 2001. Accelerated depreciation and amortization due to changes in estimated useful life totalled $14-million in 2002 and $8-million in 2001.

North America Wholesale depreciation in 2004 is expected to be approximately the same as 2003, despite a reduction in the carrying value of our Alaskan nitrogen facility in 2003. We anticipate that two-thirds of the $35-million carrying value of our Alaskan nitrogen facility may be depreciated in 2004, the first year of its estimated two-year remaining life. This estimate of Alaskan nitrogen facility depreciation in 2004 depends on the estimated life of the plant which could be increased, and depreciation reduced, if additional gas supplies are identified.

KENAI, ALASKA, NITROGEN FACILITY ASSET IMPAIRMENT

2003 includes the pre-tax impairment charge of $235-million against our Alaskan nitrogen facility recorded in the fourth quarter. This charge is further discussed under the Unocal dispute.

We expect that shut down costs will be incurred in the event the facility closes at the end of 2005. These costs cannot be recorded until they are incurred, which means they will not be charged to the statement of operations until 2005.

Estimated Earn-out obligations to Unocal, which are the subject of legal dispute, will be expensed in 2004 and 2005 as incurred, but are forecast to be higher in 2005 than 2004. Since the shut down costs and majority of Earn-out expenses will be charged to income in 2005 the Alaskan nitrogen facility could record a net loss in 2005.

This will depend on product prices, resolution of our legal dispute with Unocal, and any alternative supplies of natural gas to the facility which may become available. There is also risk of an additional write down of the Alaskan nitrogen facility book value in late 2004 depending on the outcome of the above items.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (SG&A)

SG&A costs for North America Wholesale of $35-million were higher than 2002 and 2001. The increase is largely related to employee incentive payouts and, as the majority of SG&A is incurred in Canadian dollars, to the adverse impact of the strengthening Canadian dollar in 2003.

ROYALTIES AND OTHER TAXES

Royalties and other taxes relate mainly to U.S. dollar potash sales in our Canadian potash operations. These costs are determined on the basis of U.S. dollar denominated revenues and, in 2003, declined due to the strengthening Canadian dollar.

OTHER EXPENSES

Other miscellaneous expenses for 2003 were higher than 2002 and 2001 mainly due to increased legal costs associated with our dispute with Unocal. 2002 was lower than 2001 as a result of increased plant utilization, which reduced idle facility costs.

Other developments in North America Wholesale

UNOCAL DISPUTE
Unocal has curtailed the supply of natural gas to our Alaskan nitrogen facility since July 2002, and our dispute with them continues, including issues relating to their delivery obligations under the gas supply agreement, environmental liabilities and the Earn-out arrangement described below. Unocal also claims for the recovery of excess royalties paid by Unocal to the State of Alaska. We dispute any liability for such payments. Both parties have agreed to submit certain issues relating to the gas supply agreement before an arbitration panel and a date for the hearing has been set for May 2004. All other disputed issues, including those relating to the Earn-out obligation, continue to be subject to litigation.

With the benefit of supplementary gas purchased from other suppliers in the area, we were able to operate the Kenai facility at an average of 71 percent of capacity throughout 2003.

However, Unocal further reduced the gas to 50 percent in November 2003. As weather conditions also restricted third-party supply, we were constrained to a single train operation which will continue through to spring. We anticipate increasing production in the summer of 2004 as additional gas becomes available. While higher production rates may be attained, we are expecting minimum average operating rates of 50 percent for 2004 and 2005. Operating rates will vary depending on gas supply.

The indicated gas supply from Unocal to the facility will be insufficient to operate the facility past the end of 2005. Recent gas discoveries made by Cook Inlet producers, including Unocal, suggest there are significant gas resources in the Cook Inlet. We are actively pursuing alternative gas supplies for the facility and are continuing to work with the State of Alaska and gas producers to maintain plant operations and our employee base in the region, although it remains uncertain whether we will be able to secure additional gas supply on economic terms.

The agreement for the purchase of the Alaskan nitrogen facility and related assets contains an Earn-out arrangement entitling Unocal to certain payments for a period of six years commencing in September 2000. The liability for, and the manner of calculating, these payments are specific issues under dispute in the litigation.

Due to the significant uncertainties created by the dispute coupled with our inability to reach a commercial settlement with Unocal on reasonable terms, we reduced the carrying cost of the facility at the end of 2003 to reflect the lack of sufficient low-cost gas supply to meet plant requirements.

The impairment of the Alaskan nitrogen facility resulted in a non-cash, after-tax charge of $140-million (pre-tax charge of $235-million) in our fourth quarter financial results. In calculating the impairment, we used gas supply indications from Unocal and did not assume significant alternative gas supplies, since long-term gas supply contracts had not then, nor have as yet, been arranged.

While we believe that no amount is payable to Unocal in the event that Unocal fails to meet its obligations under the gas supply agreement, additional Earn-out payments may become due if we are ultimately unsuccessful in the litigation.

PURCHASE OF PURIFIED PHOSPHORIC ACID (PPA) ASSETS

We have entered into an agreement with Astaris Production LLC (Astaris) to acquire certain of their assets and assume certain of their liabilities related to the production of PPA at our Idaho phosphate facility. The transaction requires no cash investment and is subject to certain regulatory approvals which are anticipated to be obtained by the end of the third quarter of this year. This transaction will provide us with access to additional reserves of phosphate rock, as well as ownership of Astaris’ facility located on our site.

NEW PRODUCT DEVELOPMENT

We are introducing a proprietary, controlled release urea product into broad acre agriculture, primarily into the U.S. Corn Belt. The use of this product offers growers the opportunity to improve nitrogen use efficiency and hence the potential to reduce nitrogen losses to the environment. This new product controls the release of nitrogen to periods of peak crop growth. At present, sales of this product represent only a small percentage of our total sales, but we believe demand for this product will grow as awareness of the need for higher efficiency fertilizers increases.

South America Wholesale operations

Our wholesale operations in South America are solely in Argentina and consist of our 50 percent ownership interest in the Profertil S.A. (Profertil) joint venture with Repsol-YPF S.A., a large international oil and gas company. Repsol-YPF S.A. is one of the largest foreign investors in Argentina and provides us with significant local expertise.

Performance objectives

Our primary goals for South America Wholesale for 2003 were to improve the reliability of the plant in order to increase production levels and to produce a cash return.

Achievements and other developments

2003 was an exciting and successful year for our wholesale business in South America. South America Wholesale contributed $63-million to our consolidated EBIT compared to losses in 2002 and 2001.

In April 2003, we completed mechanical repairs by installing a temporary heat exchanger two months ahead of schedule, allowing the plant to run consistently above design capacity for the remainder of the year. This also allowed us to capitalize on the upturn in the international nitrogen markets.

Management’s discussion & analysis of operations & financial condition	Page 42

To ensure future reliability, construction of a new heat exchanger with upgraded metallurgy will be complete in late 2004 for installation in the first quarter of 2005. The original unit replaced in 2003 will be repaired and retained as back-up.

The climate of political and economic uncertainty in Argentina continued, but the agricultural sector prospered. The peso strengthened from 3.4 pesos to the U.S. dollar at the beginning of the year to 3.0 to the U.S. dollar at December 31, 2003. This illustrates improved economic stability for Argentina but increases our local peso-based costs.

Foreign currency controls have been relaxed considerably, and payment of dividends and interest and repayment of debt is now permitted with fewer restrictions. Our 50 percent investment in Profertil comprises $173-million for our proportionate share of net assets of the joint venture.

EBIT for 2003 was $63-million compared to losses before interest expense and income taxes of $2-million and $18-million for 2002 and 2001 respectively. Significant factors affecting South America Wholesale’s results for 2003 compared to 2002 and 2001 include the following:

■	Margins for 2003 increased significantly over both 2002 and 2001 due to the higher pricing driven by international demand as discussed earlier;

■	Sales volumes also increased significantly in 2003 due to increased product available as a result of less plant down-time and improved operating rates over 2002;

■	Unit cost of product for 2003 decreased over 2002 and 2001 primarily driven by volume increases, although inflationary increases and the strengthening peso against the U.S. dollar have partially offset this improvement;

■	Other includes SG&A expenses, depreciation, Argentine charges and miscellaneous expenses;

■	SG&A expenses for 2003 are largely unchanged from 2002, but are somewhat lower than 2001 due to ongoing devaluation of the peso between late 2001 and mid 2002 that continued to reduce peso costs in U.S. dollar terms;

■	Depreciation is based on historical exchange rates and has not varied significantly from 2001 to 2003;

■	Argentine charges represent foreign exchange gains or losses on conversion of peso denominated assets, primarily recoverable Value Added Taxes (VAT). For 2001, this also included losses on the forced conversion of U.S. dollar receivables of $2-million and cash balances into pesos, and in 2002, included recovery of these losses. In 2003, the peso strengthened, and VAT balances were largely recovered. We expect to recover the remaining $11-million of VAT in 2004. In the meantime, the peso denominated VAT receivable is a partial currency hedge against other peso denominated expenses.

Profertil utilizes 88,574 MMBtu of natural gas daily. Profertil has three natural gas supply contracts expiring in 2012. They are firm supply, U.S. dollar denominated contracts supplying 73,811 MMBtu per day of natural gas. Repsol-YPF S.A., our joint venture partner in Profertil, supplies 50 percent of this long-term contracted gas.

In December 2003, after a competitive bidding process, Profertil signed a new 10-year contract (expiring in 2013) with Repsol-YPF S.A. for an additional 14,762 MMBtu per day of gas at U.S. dollars with pricing agreed for the first three years. Previously this gas was purchased on the spot market. Profertil needed this additional long-term gas contract because the plant consistently produced above nameplate capacity.

In January of 2002 the Government of Argentina introduced the Economic Emergency Law, which gave it sweeping powers to address the country’s economic challenges. The “pesification” of the economy, i.e. the forced conversion of U.S. dollar denominated assets into Argentine pesos followed by devaluation of the pesos, gave Profertil significant cost advantages.

The terms of Profertil’s three long-term gas contracts did not change, but the pricing did. These U.S. dollar denominated natural gas contracts were then paid in pesos at the prevailing exchange rate relative to the U.S. dollar. For the first six months of 2002, the gas suppliers had to accept lower payments as the value of the peso moved from 1:1 in January to a low of 3.7:1 by July of 2002. During the next year (July 2002 to July 2003) the U.S. dollar value of Profertil’s gas payments was determined solely by the U.S. dollar to peso exchange rate. No negotiations were involved.

The law requires that after a six-month period, the suppliers and buyers must negotiate to establish the exchange rate at which the contractual obligations will be fulfilled. If no mutually satisfactory settlement is reached, the court is the final arbitrator.

From July 2003 onwards, Profertil reached agreement with the three gas providers on the exchange rate to be used until the end of 2003. In 2004, further negotiations on the exchange rate to be used for pricing will be required.

Independently of these three gas contracts, the Government of Argentina has frozen rates for natural gas transportation, water, electricity and telecommunications. These rates currently are substantially lower than the original contractual rates. However, the Government of Argentina has declared its intention to increase the rates to their original contractual values over an unspecified time frame.

North America Retail operations

Performance objectives
Our objectives for North America Retail for 2003 were to continue to provide steady growth and a stable source of cash flow, to focus on large customers with potential to grow our business for us, and to investigate opportunities to reposition capital. We continue to have interest in pursuing larger acquisition opportunities that will provide value to our shareholders.

Achievements

In 2003, we generated EBIT of $64-million, compared to $52-million in 2002 and $51-million in 2001. This was our seventh consecutive year of record EBIT.

Significant factors affecting North America Retail’s results for 2003 compared to 2002 and 2001 include the following:

■	Increased gross profit on fertilizer sales, particularly nitrogen, as we were able to maintain consistent margins on higher unit sales prices;

Retail operations

Retail farm centres
North America Retail headquarters

Crop diversity

CALIFORNIA/ARIZONA
Mostly specialty crops (cotton, lettuce, citrus, almonds, grapes)

PACIFIC NORTHWEST
Mix of commodity and specialty crops (potatoes, wheat, sugar beets, barley, grass seed)

CORNBEL T/EAST
Large acre commodity crops (corn, soybeans, wheat)

ARGENTINA
Large acre commodity crops (corn, soybeans, wheat)

Geographic diversification

(per cent breakdown)

36%
47%
17%
California Northwest Midwest

Source: Agrium reports.

North America Retail sales mix

(per cent breakdown)

5%
5%
3%
44%
43%
Fertilizer Chemicals Seed
Services Other

Source: Agrium reports.

North America Retail gross profit

(millions of dollars)

$60
$110
$111
Fertilizer Chemicals
Other products and services

Source: Agrium reports.

Management’s discussion & analysis of operations & financial condition	Page 44

■	Stronger than anticipated chemical sales due to increased insect and disease pressure in our California markets;

■	While SG&A costs for North America Retail increased for 2003 over 2002 and 2001 reflecting higher activity, SG&A costs were stable as a percentage of sales.

South America Retail operations

Performance objectives
In addition to adapting operations to the changing political and economic environment in Argentina, our key goal for South America Retail for 2003 was to develop our business from existing farm centres.

Achievements and other developments
As expected, the agricultural economy in Argentina remained healthy throughout 2003, and demand for crop inputs continued to increase. As a result, prices and volumes increased and revenues exceeded 2002 by 15 percent. Fertilizer margins declined because we were not able to increase prices sufficiently to offset cost increases. Our product cost is based on imported product that increased by 50 percent in line with international pricing.

EBIT of $2-million in 2003 decreased from $25-million in 2002 but improved over the loss before interest expense and income taxes of $26-million in 2001. Factors affecting the comparability of these results include the following:

■	2003 results were adversely affected by the impact of stronger peso on peso denominated expenses;

■	Despite lower EBIT in 2003, our retail operation was successfully able to operate without parent company financial support;

■	In 2002, gains of $8-million were realized from the collection of receivables at better exchange rates than provided for in 2001. In addition, the carrying value of 2001 closing inventories was adjusted for the devaluation of the peso and, when sold in 2002, reflected a lower cost of product sold than the ongoing cost of importing new product;

■	2001 results were affected by losses totalling $27-million from the forced conversion of U.S. dollar receivables into pesos.

South America Retail operations are now managed through North America Retail in order to obtain more direct access to North America Retail expertise and other management synergies. We continue to believe South America Retail has a role in promoting the benefits of nutrient application to the farmers in Argentina and expanding the higher-margin domestic market for output from our Profertil production facility.

Other

Our other business segment comprises corporate administration, business development activities, financing and inter-segment sales eliminations.

Corporate general and administrative costs increased in 2003 over 2002 and 2001 due to the impact of the stronger Canadian dollar and increased employee incentive expense. Incentives were not paid in 2002 or 2001 as our financial performance did not meet the minimum incentive plan targets in those years.

In 2003, we also continued to investigate the feasibility of building a world-scale ammonia and urea production facility in Western Australia as part of a consortium. The project agreement expired in July 2003 without consensus on a number of key issues, and the consortium of companies brought together for the feasibility study was disbanded. We are continuing to independently investigate the development of the project.

Looking forward to 2004

Industry fundamentals
Looking forward to 2004, the underlying market conditions support a continuation of the upturn in the fertilizer cycle that started in late 2002 and gained significant momentum in 2003. Key indicators include:

■	Global grain stocks remain at record low levels due to reduced production across Europe, the former Soviet Union and China. The world stocks-to-use ratio is forecast to drop to 16 percent in 2004, its lowest level in 25 years. In addition, consumption of corn for the production of ethanol fuels is growing. This is anticipated to lead to continued strong global grain prices, which supports higher fertilizer use;

■	In the U.S., continuing strength in grain prices coupled with higher crop yields are expected to lead to improved farm incomes and increased cash available to purchase crop nutrients in the coming growing season;

■	In Canada, crop yields were closer to normal levels in 2003 after two years of severe drought conditions. We expect farmers in Western Canada, in particular, to be looking to maximize yields in the next growing season, as grain inventories remain well below average;

■	In Argentina, agriculture is expected to continue to show strength because of its export orientation of U.S. dollar denominated products, while the overall economy will likely struggle for some time to come.

Nitrogen
The global nitrogen supply and demand balance remains tight, despite the restart of some U.S. capacity in the second half of 2003. China’s net urea exports for 2003 were approximately 2.6 million tonnes, but their exports are expected to decline into next spring as their domestic demand increases, and they face lower government export incentives and higher transportation costs.

Because of a tight supply and demand balance for nitrogen, we anticipate any short-term increases in North American gas prices will be reflected in higher nitrogen selling prices. In addition, we expect that selling prices will remain strong in the event of a decline in gas prices.

Production from our Profertil nitrogen facility and plant reliability should be maintained in 2004, although reliability of power supply to the plant is still expected to keep operating rates below equivalent North American plants.

Phosphate
Phosphate prices are expected to improve in 2004 as a result of continuing high ammonia and sulphur input costs, and strong demand from Latin America. World phosphate demand is significantly influenced by unpredictable demand from China and India, which together account for more than 30 percent of world phosphate imports. Limited new phosphate capacity outside of China is projected through 2006, and a gradual tightening of the balance of supply and demand is expected.

Our acquisition of the lease of significant reserves of phosphate rock from Astaris will add security of supply to our current reserves in Southeast Idaho. Additionally, the equipment acquired from Astaris’ facility will be used to expand fertilizer production in our existing product lines at our Idaho phosphate facility.

Potash
International demand for potash is expected to grow in 2004, but current capacity will likely be sufficient to absorb increased demand so price increases may be modest. Price increases in the fall of 2003 and early 2004, however, should largely offset the negative impact of a stronger Canadian dollar and higher ocean freight rates that are anticipated to continue in 2004.

Our production levels for potash are expected to remain at current levels and production costs will continue to be affected by changes in the Canadian dollar.

Management’s discussion & analysis of operations & financial condition	Page 46

Retail
The expected strength in grain and nutrient prices should allow our retail operations in North America to continue their pattern of solid earnings. Pursuing opportunities to grow our retail operations in North America either incrementally or through a larger acquisition remains key.

In South America, we expect the uncertain political and economic climate to persist. Agriculture is forecast to continue to be a positive force for recovery, and moderate increases in EBIT should be achievable.

Key risks and uncertainties

The global nutrient business, like all agriculture-based industries, is subject to risks and uncertainties in commodity prices, weather and political uncertainty, as well as many risks specific to each product. The following is a discussion of the key risks and uncertainties facing our business on a day-to-day basis, and the strategies we adopt to mitigate these risks. However, it should not be assumed that this discussion is exhaustive or that the strategies adopted to mitigate these risks will be effective.

Raw materials
Low-cost raw material inputs such as natural gas, phosphate rock and potash ore are crucial to our business. These materials are subject to price volatility that can have a significant impact on our profitability. In the long term, locating or acquiring our facilities in areas of abundant low-cost supplies will manage this volatility, or where security of supply may be at risk, we may develop our own sources of supply and integrate them with our operations.

In the shorter term, we manage volatility in our raw material input costs through the use of derivative products and other contractual arrangements where available. However, these strategies cannot eliminate these risks entirely.

There is ongoing uncertainty as to the quantity of low-cost natural gas that will be delivered to our Alaskan facility under the Unocal supply contract. As discussed under the segmented performance section for North America Wholesale, we are currently engaged in litigation and arbitration with Unocal over these and other matters, and the outcome remains subject to the uncertainty related to legal issues.

Weather
Weather can have a significant and unpredictable impact on demand. We must manufacture product throughout the year in order to meet peak season demand, and we must react quickly to changes in expected weather patterns that affect demand. We do this by utilizing long-range weather outlooks in our annual planning and by adjusting production levels and moving product to locations where demand is strongest. However, our ability to react is limited by the shortness of the peak selling season.

Geographic diversity of our wholesale markets and our retail facilities affords some protection against adverse regional weather patterns, but we also strive to mitigate our exposure through increased sales to industrial customers.

Pricing and markets
Wholesale nutrient prices can be volatile and are driven by the world supply and demand balance as well as grain prices and regional market conditions. Geographic sales diversity and accurate forecasting of both short-term and long-term market conditions are essential. This allows us to balance production levels with anticipated demand or to divert production to the most profitable markets using our extensive distribution system.

The ability of nitrogen producers to continue to offset increases in North American natural gas prices by increasing nitrogen prices is not assured. Should international prices retreat or North American gas prices increase substantially further, this may attract additional imported product into our market areas and could affect pricing.

In the global market, uncertainty remains over the participation level of China and other major producers and consumers in the international urea and phosphate markets. Changes in the requirements of these countries can have a significant impact on demand and, consequently, on the price of our products.

Operations and transportation
Our operations face a number of additional risks including production reliability at our manufacturing facilities, the reliability of our storage and distribution systems, a growing concern around the environmental impact of nitrogen fertilizers, and the unpredictable strategies of suppliers and competitors, particularly those in financial distress.

Global nitrogen capacity
The global nitrogen industry faces risks associated with increased capacity scheduled to come on stream after 2005. The current high capacity utilization is due to strong industrial and agricultural demand, the closure of certain high-cost plants and technological refinements that have improved operating rates at some facilities.

Current growth in global nitrogen demand has been met by swing producers restarting facilities and by producers increasing operating rates in response to rising prices. It is estimated that only 6.2 million metric tonnes of global nitrogen capacity was idle at the end of 2003, compared to the total world nitrogen capacity of 128.6 million metric tonnes.

New product applications

Controlled release urea

Agricultural grade controlled release urea is a nitrogen fertilizer that maximizes nitrogen-use efficiency and minimizes losses to the environment. A special polymer coating applied to the urea granule allows nitrogen to release at a rate that matches the demand of grain crops. By supplying nitrogen as the crop needs it, nitrogen-use efficiency is increased. For growers, better efficiency means increased yields, improved crop quality and reduced workload. For the environment, it means less nitrogen leaching into our rivers and lakes. We market agricultural grade controlled release urea under the brand name ESN. A specialty grade controlled release urea is marketed into turf, ornamental and horticultural markets under the brand name Duration CR.

Average corn yield increase gained using ESN vs. conventional nitrogen sources yield increase (bushels per acre)

>10
5 to 10
<5
0%
10%
20%
30%
40%
50%

distribution of yield improvement from test results

Data is for non-drought conditions.

Helping to fight forest fires

The summer of 2003 was one of the worst forest fire seasons on record for British Columbia and the U.S. Pacific Northwest. Agrium's customer, Fire-Trol Canada, supplies more than 90 percent of the fire retardant used in Canada, and we supply the ammonium polyphosphate used in the production of this retardant. Our facilities also custom manufacture the finished retardant concentrate for distribution to firebases throughout Western Canada, the Northwest Territories and the Yukon. In 2003, demand more than tripled, with Agrium shipping over 14,000 tonnes of ammonium polyphosphate, compared to a 10-year average of approximately 3,000 tonnes per year.

Using urea to reduce NOx emissions

Nitrogen oxides (NOx) react with volatile organic compounds in the atmosphere to form smog. They are also a significant contributor to greenhouse gas emissions and are formed through the combustion of fuel in air, for example at a coal-fired power plant or in an automotive engine. The utility and transportation sectors are the largest contributors of NOx emissions.

The fertilizer industry is playing an important role in the reduction of NOx emissions with a technology called selective catalytic reduction (SCR). This process uses either ammonia or urea to treat exhaust gas. Ammonia serves as a reactive agent in the process, which produces water and nitrogen as end products. The potential global market for urea in this application is large, with experts predicting urea consumption in power station and transport SCR units reaching from six to 10 million tonnes by 2010.

Lake fertilization

Agricultural grade fertilizer can be used in lakes and streams where nutrient levels have been depleted for many years and have caused a decline in fish stocks. Under certain conditions, lake and stream fertilization is used to encourage the growth of algae at the base of the food chain, which in turn improves the size and population of certain fish species in the area.

Management’s discussion & analysis of operations & financial condition	Page 48

Political risk
Political and economic uncertainty is an inherent risk in operating in a global competitive market. Our strategy for mitigating political and economic risk is to partner with reputable firms, obtain non-recourse financing and locate facilities where product can be exported and sold in U.S. dollars.

While we attempt to meet or exceed all existing regulatory requirements including environmental regulations, we cannot predict the impact of future regulations that may affect our business. Our operations are also subject to extensive fiscal and regulatory control in all countries where we do business. Compliance with existing and possible future regulations may involve additional expense.

Currency risk
We conduct our operations in three primary currencies: U.S. dollars, Canadian dollars and Argentine pesos; and we report in U.S. dollars. We manage exposure to the Canadian dollar partially through currency hedging programs and exposure to pesos by converting them into U.S. dollars wherever possible.

In Argentina, retail operations face unique short-term risks relating to currency devaluation and extended credit terms. Currency risk is managed by tying selling prices to U.S. dollars at the point of sale. Receivables are generally collected after harvest, requiring us to extend credit to growers for as long as 180 days. In order to secure our receivables from growers, we negotiate contracts for delivery of grain and oilseed as settlement for receivables from sales of crop nutrients.

New accounting standards

Efforts to harmonize Canadian GAAP and U.S. GAAP are continuing. New accounting standards that have been implemented in 2003 are discussed in the our performance section on page 26. There are currently no new standards expected to impact our results in 2004.

Capitalizing on our strategic strengths

Forward-looking statements

Except for statements of historical fact, the statements in, or incorporated by reference in, this management’s discussion & analysis of operations and financial condition constitute forward-looking statements under applicable securities legislation. These forward looking statements include, but are not limited to, references to:

■	the amount and type of future capital expenditures;

■	business strategies and plans for implementing them;

■	competitive strengths, goals, expansion and growth of our business and operations;

■	plans and references to our future results;

■	industry fundamentals.

These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties including, but not limited to:

■	General economic, market and business conditions, including:

■	supply and demand for grain and other agricultural crops;

■	changes in government agricultural, safety, environmental and other legislation and policies;

■	fluctuations in foreign exchange rates, commodity, feedstock and nutrient prices or other costs that cannot be recovered through nutrient price increases;

■	actions by competitors and others in our market areas, including changes to industry capacity and utilization and product pricing;

■	performance by customers, suppliers, personnel and counterparties to financial instruments;

■	Weather conditions and seasonal patterns;

■	The outcome of our dispute with Unocal;

■	General operating risks associated with:

■	investment in foreign jurisdictions;

■	the level and effectiveness of future capital expenditures and reliability of performance of existing capital assets;

■	ability to transport or deliver production to markets;

■	present and discontinued mining operations;

■	labor disruptions;

■	Strategic risks including:

■	our ability to implement our business strategy;

■	results of our risk mitigation strategies, including hedging and insurance;

■	uncertainty as to the feedstock reserves owned or otherwise available to us;

■	our ability to integrate any assets we may acquire or the performance of those assets;

■	the opportunities, or lack thereof, that may be presented to and pursued by us;

■	technological changes;

and other factors, many of which are beyond our control. Consequently, all of the forward-looking statements made in or incorporated by reference in this management’s discussion and analysis are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us.

We do not undertake any obligation to update forward-looking statements even if circumstances or management’s estimates or opinions should change. Investors should not place undue reliance on forward-looking statements.